February 25, 2019

Wee Guan Tan
Chief Executive Officer
CMS Asset Holdings Inc.
Wickhams Cay II, Road Town
Tortola, VG1110
British Virgin Islands

       Re: CMS Asset Holdings Inc.
           Registration Statement on Form 20FR12G
           Filed on February 1, 2019
           File No. 000-56023

Dear Mr. Tan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 20FR12G, filed on February 1, 2019

Item 1. Business, page 4

1. It appears you may be a "blank check" company under Rule 419(a)(2) of the Securities
      Act of 1933. We note, for example, your disclosure that you were "formed as a British
      Virgin Islands corporation to use as a vehicle for raising equity abroad in order to acquire assets in the future" (page 4), you have "yet to commence operations" (page 4), and "[t]he business plan of the Company is dependent on identifying and completing acquisitions of targeted companies" (page 6). Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any registered offering of your securities.
2. Please disclose whether you have identified any businesses or assets you may acquire or if you have engaged in any discussions regarding any potential acquisitions. If not, please explain the reasons for following disclosure:
 Wee Guan Tan
FirstName LastNameWee Guan Tan
CMS Asset Holdings Inc.
Comapany NameCMS Asset Holdings Inc.
February 25, 2019
Page 2
February 25, 2019 Page 2
FirstName LastName

             "We estimate that we will need a minimum of US$5,000,000 to successfully achieve our short-term goals" (page 5);
             "We may not be successful in competing against current and future participants in our market sector" (page 5);
             "Unfavorable changes in market and economic conditions could affect the demand for
             Training and Education (page 6); and
             "Applicable Canadian securities laws, the SOX Act and rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. Upon the closing of the Arrangement, we expect these rules and regulations to increase our compliance costs and to make certain activities more time consuming and costly" (page 8).
Our officers and directors lack experience running a public company., page 5

3. Please revise your risk factor also to address Wee Guan Tan's level of experience with operating shell companies such as this one.
4. In addition, revise your references to "officers and directors" and "our management" here and throughout the risk factors to make it clear that you have one person who is your sole officer, director and shareholder.
Risks Related to Ownership of the Company's Ordinary Stock, page 6

5. Please provide a risk factor that discusses your incorporation in the British Virgin Islands and how your corporate governance and the rights of shareholders may differ under
         British Virgin Islands law.
Any financial projections that may have been disclosed to you (in writing, orally, or otherwise) were for illustrative purposes only, page 10

6. Please tell us the nature of the financial projections referenced in this section. In this regard, we note that you have not discussed or included projections elsewhere in your filing. Please consider deleting this risk factor if you have not disclosed such projections.
Forward-looking statements made by the Company may prove to be untrue or unachievable, page 10

7. Please revise to remove the references to the Safe Harbor provisions of the Securities Act and the Exchange Act, insofar as they are inapplicable to initial public offerings, which we consider your registration statement to be.
Item 5. Directors and Executive Officers, page 12

8. Please provide all the disclosures required by Item 6 of Form 20-F regarding your sole officer and director, Wee Guan Tan.
 Wee Guan Tan
CMS Asset Holdings Inc.
February 25, 2019
Page 3
General

9. It appears that you are an emerging growth company as defined in Rule 12b-2 of the
         Securities Exchange Act of 1934. Please explain why you did not check the emerging growth company box on the front cover of your filing.
10. As applicable, please discuss your status as a foreign private issuer and an emerging growth company. Discuss the disclosure exemptions and scaled disclosure requirements available to you as a foreign private issuer and an emerging growth company. Also identify those exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company and to what extent you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.
         Lastly, discuss the implications to the company of losing its foreign private issuer status.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert S.
Littlepage, Accountant Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



FirstName LastNameWee Guan Tan                                 Sincerely,
Comapany NameCMS Asset Holdings Inc.
                                                               Division of
Corporation Finance
February 25, 2019 Page 3                                       Office of
Telecommunications
FirstName LastName